Computer Sciences Corporation Donald G. DeBuck Vice President and Controller

September 15, 2010 Mr. Patrick Gilmore Accounting Branch Chief Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:	Computer Sciences Corporation Form 10-K for Fiscal Year Ended April 2, 2010 Filed May 21, 2010 File No. 001-04850

Dear Mr. Gilmore:

We have received the Staff’s letter dated August 31, 2010, on the subject filings.  Attached is our detailed response.  In addition, we confirm the following:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s review process to assist us with respect to requirements and to enhance our overall disclosures.  Please let me know if you have any questions or comments.

Sincerely yours, /s/ Donald G. DeBuck
Donald G. DeBuck
cc: John Moulton, Deloitte & Touche
Corporate Office 3170 Fairview Park Drive Falls Church, Virginia 22042 703.876.1000 Fax 703.205.1509 ddebuck@csc.com

Form 10-K for the Fiscal Year Ended April 2, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview

Fiscal 2010 Highlights, page 24

1.
We note your disclosure here and in the discussion of the results of operations of amounts on a “constant currency basis.”  Please tell us how you considered describing the process for calculating the constant currency amounts and the basis of presentation.  See Question 104.06 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

RESPONSE:

As part of our discussion comparing revenues from period to period, we identify key factors affecting the change, one of which is typically foreign currency exchange movements. Consistent with Question 104.06,  we will provide additional clarity in future filings regarding our constant currency comments in the form of the following disclosure:

“Selected references are made “on a constant currency basis” so that certain financial results can be viewed without the impact of fluctuations in foreign currency rates, thereby providing comparisons of operating performance from period to period.  Selected financial results “on a constant currency basis” are calculated by translating current period activity into U.S. dollars using the comparable prior period’s currency conversion rates.  This approach is used for all results for which the functional currency is not the U.S. dollar.”

2.
We note that the Adjusted Net Income Reconciliation on page 25 includes a separate line item for the tax effect of interest expense and special items.  Please tell us how you considered disclosing how the tax effect was calculated.  See Question 102.11 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

RESPONSE:

The tax effect of interest expense and special items is calculated based on the effective tax rate applicable during the periods presented. Effective tax rates are disclosed elsewhere in our forms 10-K and 10-Q. However, to add clarity, we will add the following disclosure in future filings to the description of our Adjusted Net Income Reconciliation:

“The tax effect is calculated by multiplying CSC’s last four quarters’ interest expense and special items by the corresponding effective tax rate.”

Item 8.  Consolidated Financial Statements and Supplementary Data

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page 58

3.
Your disclosures indicate that vendor-specific objective evidence (“VSOE”) of fair value is determined based on the price charged when the deliverable is sold separately.  Please describe your methodology and assumptions used to establish VSOE of post contract support (“PCS”).  If VSOE is based on stated renewal rates then please tell us how you determined the renewal rates are substantive.  In this regard, please provide the range of renewal rates and tell us what percentage of your customers actually renew at such rates.  Alternatively, if VSOE is based on stand-alone sales, then provide the volume and range of stand-alone sales used to establish VSOE.  Additionally, please describe your policy for allocating arrangement consideration to PCS when the contractual price for this element does not fall within the respective vendor-specific objective evidence of fair value range.

RESPONSE:

VSOE of fair value for PCS is established by substantive contractually-stated renewal rates.  These contractually-stated renewal rates are deemed to be substantive if they are not significantly discounted from CSC standard list price.  Standard PCS list prices are based on a percentage of the associated license fee paid.  This standard percentage varies by product and generally ranges from 18% - 25% of the license fee.   For FY10, 302 PCS agreements were renewed that included contractually-stated renewal rates of which 100% renewed at the stated contract rate.

VSOE of fair value for PCS is not established based on stand-alone sales.  As this practice is not applicable,  no management policy has been established with regard to the point within the range of VSOE fair values that would be used to allocate arrangement consideration.

Note 8 – Income Taxes, page 76

4.
We note your presentation of deferred tax assets and liabilities on page 77.  Please tell us how you considered the disclosure requirements in ASC 740-10-50-2 in presenting the components of the net deferred tax asset (liability) as of each date shown.  Specifically, this guidance requires disclosure of the total of all deferred tax liabilities, the total of all deferred tax assets and the valuation allowance recognized on the gross deferred tax assets.

RESPONSE:

Our disclosure provided all of the individual elements but not separate subtotals of deferred tax assets and liabilities. Detailed below is the revised table with the subtotals and we will use the table below as the model for future filings.

Revised Table

FOOTNOTE CATEGORY	FY10	FY09

Employee Benefits	694	524
Tax Loss/Credit Carryforwards	229	263
Accrued Interest	29	20
Foreign Currency	9	29
State Taxes	17	24
Other Assets	94	103
Total Assets	1,072	963

Depreciation & Amortization	(385)	(397)
Contract Accounting	(379)	(366)
Investment Basis Differences	(132)	(91)
Other Liabilities	(32)	(43)
Total Liabilities	(928)	(897)

Subtotal:	144	66

Valuation Allowance	(87)	(147)

TOTAL DEFERRED TAX ASSETS
(LIABILITIES):	57	(81)

Note 12 – Stock Incentive Plans

Other Equity Awards, page 98

5.
Clarify whether the holders of unvested restricted stock and restricted stock units have nonforfeitable rights to dividends or dividend equivalents.  In this regard, tell us whether you consider these awards to be participating securities that should be included in your computation of earnings per share under the two-class method.  Refer to ASC 260-10-45-61A.

RESPONSE:

Holders of Restricted Stock Units (“RSUs”) are entitled to receive dividend equivalents when the RSU share is redeemed and dividend equivalents are forfeited if the award is forfeited.  Since the right to receive a dividend equivalent is conditioned upon the vesting of the RSUs and is forfeitable for unvested RSUs, such an award does not meet the definition of a participating security in its current form; accordingly such shares are not included in our computation of EPS.

Restricted Stock Awards (“RSAs”) represent shares issued in the name of the recipient, and are held in an escrow account until vesting.  The recipients are entitled to dividends during the vesting period.  Since these shares have already been issued, they are included in the Common Shares Outstanding and are, therefore, included in the denominator of the EPS calculation.  As of the end of Fiscal 2011 Q1, there were 3,659 unvested RSA shares outstanding, all of which will vest on September 19, 2010.  Based on the amount of RSAs outstanding, they are clearly immaterial to our calculation, and therefore, the two-class method is not presented.